Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Owens & Minor Inc.:

We consent to the use of our reports dated March 6, 2019 with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein.

Our report on the consolidated financial statements refers to changes to the accounting for revenue from contracts with customers and goodwill impairment. Our report on the effectiveness of internal control over financial reporting as of December 31, 2018, contains an explanatory paragraph that states that the Surgical & Infection Prevention business acquired from Halyard Health Inc. was excluded from management's assessment of the effectiveness of the Company's internal control over financial reporting and our audit of internal control over financial reporting.

/s/ KPMG LLP

Richmond, Virginia
May 10, 2019